UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
___________________
CARROLS RESTAURANT GROUP, INC.
(Name of issuer)

Common Stock
(Title of Class of Securities)


14574X1074
(CUSIP Number)

Carla Mendes Marques
Avenida Brigadeiro Faria Lima, 2277, Conjunto 1603
Jardim Paulistano
Sao Paulo, SP, Brazil
CEP 01452-000
Telephone Number: +55 11 3097-2616
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)
April 30, 2014
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
 Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(g), check the following box.

Note: Schedule filed in paper format shall include a signed
 original and five copies of the schedule, including exhibits.
______
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

SCHEDULE 13D
CUSIP No. 14574X104

(1) Names of reporting persons
Highland Investment Fund
(2) Check the appropriate box if a member of a group
(a) ?  (b) ?
(3) SEC use only
(4) Source of funds (see instructions)
WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization
Highland Investment Fund is incorporated in the Cayman Islands. Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
0
(8) Shared voting power
1,458,008 n1
(9) Sole dispositive power
0
(10) Shared dispositive power
1,458,008 n2
(11) Aggregate amount beneficially owned by each reporting person
1,458,008 n3
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ?
(13) Percent of class represented by amount in Row (11)
4.14% n4
(14) Type of reporting person (see instructions)
IC
(1) Names of reporting persons
Otima Investments Management S.A.
(2) Check the appropriate box if a member of a group
(a) ?  (b) ?
(3) SEC use only
(4) Source of funds (see instructions)
AF
(5) Check if disclosure of legal proceedings is required
 pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization
Otima Investments Management Ltd. is incorporated in Uruguay Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
0
(8) Shared voting power
1,458,008 n5
(9) Sole dispositive power
0
(10) Shared dispositive power
1,458,008 n6
(11) Aggregate amount beneficially owned by each reporting person
1,458,008 n7
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ?
(13) Percent of class represented by amount in Row (11)
4.14% n8
(14) Type of reporting person (see instructions)
IA




(1) Names of reporting persons
Antonio Carlos de Freitas Valle
(2) Check the appropriate box if a member of a group
(a) ?  (b) ?
(3) SEC use only
(4) Source of funds (see instructions)
AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization
Mr. Valle is a Brazilian citizen
 Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
0
(8) Shared voting power
1,458,008 n9
(9) Sole dispositive power
0
(10) Shared dispositive power
1,458,008 n10
(11) Aggregate amount beneficially owned by each reporting person
1,458,008 n11
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ?
(13) Percent of class represented by amount in Row (11)
4.14% n12
(14) Type of reporting person (see instructions)
IN





This Amendment No. 2 ("Final Amendment") is a final amendment.
 This Final Amendment amends and supplements the original
 Schedule 13D filed with the Securities and Exchange Commission ("SEC") on June 14, 2012, as amended by an amendment filed on March 7, 2014 ("Schedule 13D"), with respect to the common stock (the "Common Stock") of Carrols Restaurant Group, Inc., a
 Delaware corporation (the "Issuer").
This Final Amendment is being filed to report a material change in the number of shares of the Issuer's Common Stock deemed to be owned by the Reporting Persons as a result of the dilution of the Reporting Persons' deemed ownership of the Issuer's
 Common Stock. As a consequence of such dilution the Reporting Persons are no longer deemed to beneficially own more than 5%
 of the shares of the Issuer's Common Stock.
This Final Amendment amends and restates Item 5 as set forth below.
Item 5. Interest in Securities of the Issuer
Item 5 of Schedule 13D is hereby amended and restated as
 follows:
(a) Since the filing of the original Schedule 13D, the Fund acquired and sold shares of the Common Stock in multiple transactions. As of the date hereof, the Reporting Persons
 may be deemed to beneficially own 1,458,008 shares of the
 Common Stock. Such shares represent 4.14% of the outstanding Common Stock n13 as of the date of this statement.
The Investment Manager is the investment manager and the sole holder of the non-participating voting shares of the Fund and, accordingly, the Investment Manager has the power to cause the Fund to vote or to dispose of securities which that entity beneficially owns. Mr. Valle, as the sole director and shareholder of the Investment Manager, has the power to direct the voting or the disposition of the Shares. Therefore, for the purposes of Sections 13(d) and 13(g) of the Securities
Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder, the Reporting Persons may be deemed to have shared voting and dispositive power over a total of 1,458,008 shares of the Common Stock.
The filing of the Schedule 13D, as amended, shall not be
 construed as an admission that the Reporting Persons are,
 for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by the original
 Schedule 13D, as amended.
(b)  As for the Fund, the number of shares of the Common Stock as to which it has:
	(i) Sole voting power: 0
	(ii) Shared voting power with the Investment Manager
 and Mr. Valle: 1,458,008
	(iii) Sole dispositive power: 0
(iv) Shared dispositive power with the Investment Manager and
 Mr. Valle: 1,458,008
As for the Investment Manager, the number of shares of the
 Common Stock as to which it has:
	(i) Sole voting power: 0
	(ii) Shared voting power with the Fund and Mr. Valle:
 1,458,008
	(iii) Sole dispositive power: 0
	(iv) Shared dispositive power with the Fund and Mr.
 Valle: 1,458,008
As for Mr. Valle, the number of shares of the Common Stock as to which he has:
(i) Sole voting power: 0
	(ii) Shared voting power with the Fund and the
 Investment Manager: 1,458,008
	(iii) Sole dispositive power: 0
(iv) Shared dispositive power with the Fund and the Investment
 Manager: 1,458,008
(c) The following table sets forth all transactions with
 respect to the Common Stock of the Issuer effected during the past sixty (60) days by the Fund. All such transactions were effected in the open market.
Equity
Date
Fund
Trade Amount
Trade Price
TAST
10 Mar 2014
HIGHLAND
-5,800.00
7.74
TAST
11 Mar 2014
HIGHLAND
-5,500.00
7.76
TAST
12 Mar 2014
HIGHLAND
-2,167.00
7.80
TAST
14 Mar 2014
HIGHLAND
-61,793.00
7.75
TAST
17 Mar 2014
HIGHLAND
-2,795.00
7.86
TAST
18 Mar 2014
HIGHLAND
-8,000.00
7.92
TAST
21 Mar 2014
HIGHLAND
-800.00
8.10
TAST
15 Apr 2014
HIGHLAND
-6,149.00
6.98
(d) Not applicable
(e) As of April 30, 2014, the Reporting Persons ceased to be deemed beneficial owners of more than 5% of the shares of the Common Stock of the Issuer as a result of the Issuer's public offering of shares pursuant to a prospectus supplement dated April 24, 2014 (the "Public Offering").
 None of the Reporting Persons acquired any shares of the Common Stock in the Public Offering.

..

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 7, 2014

_________________________
Highland Investment Fund
By: Humberto de Paula Lima Isaac
Title: Attorney-in-fact

_________________________
Otima Investments Management S.A.
By: Humberto de Paula Lima Isaac
Title: Attorney-in-fact

_________________________
Antonio Carlos de Freitas Valle
By: Humberto de Paula Lima Isaac
Title: Attorney-in-fact

n1 See Item 5(a) below
n2 Idem
n3 Idem
n4 Idem
n5 Idem
n6 Idem
n7 Idem
n8 Idem
n9 See Item 5(a)-(b) below
n10 Idem
n11 Idem
n12 Idem
n13 Based on 35,210,312 shares of the Common Stock, par value $0.01 per share of the Issuer, in accordance with Form 10-Q filed by the Issuer on May 7, 2014, being such Form available at the Securities and Exchange Commission website.
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